Exhibit 21
Subsidiaries of Manchester Inc.

Name of Subsidiary	State of Organization or Incorporation	Names under which Subsidiary will do business
Nice Cars Funding LLC	Delaware	N/A
Nice Cars Operations AcquisitionCo, Inc.	Delaware	Nice Cars, Inc.
Nice Cars Acceptance AcquisitionCo, Inc.	Delaware	Nice Cars Capital Acceptance Corporation